EXHIBIT 99.2
                                                                    ------------

                                                                [GRAPHIC OITTED]
                                                       [LOGO - ARC ENERGY TRUST]

NEWS RELEASE - AUGUST 3, 2005

ARC ENERGY TRUST ANNOUNCES AN INCREASE IN DISTRIBUTIONS AND SECOND QUARTER 2005 RESULTS
--------------------------------------------------------------------------------
CALGARY, AUGUST 3, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") announces an increase in distributions to $0.17 per unit effective with the September 15, 2005 distribution and the results for the second quarter ending June 30, 2005.

                                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                         JUNE 30                  JUNE 30
                                                                    2005         2004         2005      2004
-------------------------------------------------------------------------------------------------------------
 FINANCIAL
 ($CDN thousands, except per unit and per boe amounts)
 Revenue before royalties                                        251,596      233,307      489,650   438,901
          Per unit (8)                                              1.32         1.26         2.58      2.38
          Per boe                                                  50.40        44.09        49.07     41.86
 Cash flow (3)                                                   121,808      122,249      263,774   230,263
          Per unit (8)                                              0.64         0.66         1.39      1.25
          Per boe                                                  24.40        23.10        26.43     21.96
 Net income (5)                                                   73,215       50,338      111,861    89,798
          Per unit (1) (5)                                          0.39         0.28         0.60      0.50
 Cash distributions                                               84,468       82,054      168,335   163,269
          Per unit (1)                                              0.45         0.45         0.90      0.90
 Payout ratio (6)                                                     69           67           64        71
 Net debt outstanding (4)                                        366,216      220,074      366,216   220,074

 OPERATING
 Production
          Crude oil (bbl/d)                                       22,046       22,720       22,020    23,191
          Natural gas (mcf/d)                                    173,116      186,681      174,586   180,607
          Natural gas liquids (bbl/d)                              3,962        4,313        4,016     4,318
          Total (boe/d)                                           54,860       58,147       55,133    57,611
 Average prices  (5)
          Crude oil ($/bbl)                                        58.37        47.43        56.02     43.85
          Natural gas ($/mcf)                                       7.42         6.99         7.31      6.83
          Natural gas liquids ($/bbl)                              46.13        38.22        46.35     35.26
          Oil equivalent ($/boe) (7)                               50.40        44.09        49.06     41.86
-------------------------------------------------------------------------------------------------------------
 Operating netback ($/boe)
          Commodity and other revenue (before hedging)             50.40        44.09        49.06     41.86
          Transportation costs                                     (0.76)       (0.68)       (0.74)    (0.71)
          Royalties                                               (10.34)       (8.64)       (9.67)    (8.06)
          Operating costs                                          (7.35)       (6.64)       (6.73)    (6.55)
          Netback (before hedging)                                 31.95        28.13        31.92     26.54

 TRUST UNITS
 (thousands)
 Units outstanding, end of period                                188,402      184,247      188,402   184,247
 Units issuable for exchangeable shares                            2,927        3,049        2,927     3,049
 Total units outstanding and issuable for exchangeable
          shares, end of period                                  191,329      187,296      191,329   187,296
 Weighted average units (2)                                      187,388      181,949      186,810   181,118
-------------------------------------------------------------------------------------------------------------

 TRUST UNIT TRADING STATISTICS
 ($CDN, except volumes) based on intra-day trading
 High                                                              20.30        15.74        20.40     15.74
 Low                                                               16.88        14.28        16.55     13.50
 Close                                                             19.94        15.35        19.94     15.35
 Average daily volume                                            604,981      336,965      685,964   420,668
=============================================================================================================

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units.

(2) Excludes trust units issuable for outstanding exchangeable shares at period end.

(3) Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and expenditures on site restoration and reclamation.

(4) Net debt excludes unrealized commodity and foreign exchange contracts.

(5) Net income and net income per unit for 2004 have been restated for the adoption of the new accounting standard for non-controlling interest in the fourth quarter of 2004. See Note 2 of the unaudited interim consolidated financial statements for details of the restatement.

(6) Cash distributions divided by cash flow from operations.

(7) Includes other revenue.

(8) Per unit amounts are based on weighted average units plus units issuable for exchangeable shares at period end.

News Release - August 3, 2005
Page 2
--------------------------------------------------------------------------------


ACCOMPLISHMENTS / FINANCIAL UPDATE

o Production averaged 54,860 boe per day in the second quarter of 2005, six per cent lower than the 58,147 boe per day production in the second quarter of 2004, due in part to the disposition of non-core properties with production of 1,800 boe/d in 2004. The Trust was very active in the second quarter, spending $45.1 million on capital development activities and $124 million on acquisition of properties within the Trust's core operating areas.

o As part of this report, the Trust has issued new guidance for 2005 that includes an increase in forecast full year production volumes to 56,000 boepd.

o ARC realized cash flow of $122 million ($0.64 per trust unit) in the second quarter of 2005, the same as in the second quarter of 2004 ($0.66 per trust unit). Cash flow was maintained through strong commodity prices on slightly lower production volume and after a one-time payment of $6.1 million to collapse certain 2006 hedges.

o West Texas Intermediate ("WTI") averaged US$53.13 per barrel during the second quarter (six per cent higher than the first quarter 2005) while the second quarter AECO natural gas price averaged $7.38 per mcf (10 per cent higher than the first quarter 2005).

o The Trust declared cash distributions of $84.5 million ($0.45 per trust unit) in the second quarter of 2005, resulting in a payout ratio of 69 per cent for the quarter (66 per cent before one-time hedge payment) and a 64 per cent payout ratio for the six months ended June 30, 2005.

o The Trust realized an operating netback, before hedging, of $31.95 per boe in the second quarter of 2005 compared to $28.13 per boe in the second quarter of 2004. The netback of $31.95 per boe represents the highest in the Trust's history. Operating costs of $7.35 per boe reflect traditional higher costs relating to second quarter maintenance activities. Year-to-date operating costs of $6.73 per boe are 2.8 per cent higher than the equivalent period in 2004.

o Despite debt financing $124 million in acquisitions in the second quarter, the Trust's balance sheet remains one of the strongest in the sector with debt at 0.6 times annualized first half 2005 pre-hedged cash flow (0.7 times after cash hedge losses).

o ARC's 2005 capital budget has been increased from $240 million to $270 million to take advantage of enhanced opportunities in our asset base and accommodate forecast capital in the recently acquired properties and to reflect increasing drilling and service industry costs.

o Cash distributions will increase from $0.15 per unit to $0.17 per unit effective with the September 15, 2005 distribution.

News Release - August 3, 2005
Page 3
--------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

This MD&A was written on August 2, 2005.

Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital and expenditures on site restoration and reclamation.

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the year ended December 31, 2004, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

The Trust implemented new accounting policies in the fourth quarter of 2004 pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA"). Certain amounts presented for comparative purposes have been restated as a result of the retroactive application of these new policies and instruments. See "Impact of New Accounting Policies" in this MD&A for a detailed description of the impact on reported results.

HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                  JUNE 30                      JUNE 30
(CDN$ MILLIONS, EXCEPT PER UNIT AND VOLUME DATA)            2005           2004          2005           2004
-------------------------------------------------------------------------------------------------------------
Cash flow from operations                                 121.8           122.2         263.8          230.3
Cash flow from operations per unit (3)                     0.64            0.66          1.39           1.25
Net income                                                 73.2            50.3         111.9           89.8
Distributions per unit                                     0.45            0.45          0.90           0.90
Payout ratio per cent (1)                                    69              67            64             71
Daily production (boe/d) (2)                             54,860          58,147        55,133         57,611
=============================================================================================================

(1)  Based on cash distributions divided by cash flow from operations.

(2) Reported production amount is based on company interest before royalty burdens.

(3) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares at period end.

NET INCOME

In the second quarter of 2005, net income increased by 46 per cent to $73.2 million from $50.3 million in the second quarter of 2004.

News Release - August 3, 2005
Page 4
--------------------------------------------------------------------------------


CASH FLOW FROM OPERATIONS

Cash flow from operations remained relatively stable at $121.8 million during the second quarter 2005 compared to $122.2 in the second quarter of 2004 as a result of higher commodity prices that were offset by lower production due to property dispositions in 2004. For the first half of 2005, cash flow was $264 million, 15 per cent higher than first half 2004 cash flow. The increase was attributed to increased commodity prices that outweighed the decrease in production volumes and higher royalties (as a result of higher prices).

Cash flow in the second quarter of 2005 declined from first quarter cash flow primarily due to increased cash hedging losses of $19.9 million from $7.3 million to $27.2 million. In addition, higher seasonal operating costs in the quarter offset the impact of increased revenues net of royalties.

Following is a summary of variances in cash flow from operations for the first half of 2004 relative to the first half of 2005:

------------------------------------------------------------------------------------------------------------------
                                                          $    millions       $per trust unit (3)    % Variance (2)
------------------------------------------------------------------------------------------------------------------
FIRST HALF 2004 CASH FLOW FROM OPERATIONS                 $       230.3       $          1.25
------------------------------------------------------------------------------------------------------------------
Volume variance                                                   (21.2)                (0.12)               (9)
Price variance                                                     71.9                  0.40                31
Change in cash losses on commodity and foreign                     (3.0)                (0.02)
     currency contracts (1)                                                                                  (1)
Royalties                                                         (12.0)                (0.07)               (5)
Expenses:
     Transportation                                                 0.1                    --
     Operating                                                      1.6                  0.01                 1
     Cash G&A                                                      (2.6)                (0.01)               (1)
     Interest                                                       0.9                  0.01                --
     Capital taxes                                                  0.4                    --                --
     Realized foreign exchange gain (loss)                         (2.7)                (0.01)               (1)
Other                                                               0.1                    --                --
Weighted average trust units plus units issuable for
     exchangeable shares at period end                               --                 (0.05)
------------------------------------------------------------------------------------------------------------------
FIRST HALF 2005 CASH FLOW FROM OPERATIONS                 $       263.8       $          1.39                15
==================================================================================================================

(1) Represents cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.

(2)  Variance is calculated based on $ millions column.

(3) Per unit amounts are based on weighted average units plus units issuable for exchangeable shares at period end.

PRODUCTION

Production volumes averaged 54,860 boe/d in the second quarter of 2005 compared to 58,147 boe/d in the second quarter of 2004. The six per cent decrease in 2005 production resulted primarily from the impact of non-core property dispositions of 1,800 boe/d in the second quarter of 2004. The incremental production from the Trust's capital development program in the first half of 2005 did not offset the natural production declines on existing properties as wet weather caused drilling to be delayed into the third quarter of 2005. As most of the second quarter acquisitions closed late in June, only production of 270 boe/d was recorded in the second quarter results and it is expected approximately 2,000 boe/d will be reflected in the third quarter results. The Trust's annual objective is to drill wells and incur other development expenditures in order to maintain production at current levels. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream.

News Release - August 3, 2005
Page 5
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                           JUNE 30                              JUNE 30
PRODUCTION (1)                                      2005        2004    % CHANGE        2005       2004     % CHANGE
----------------------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                 22,046      22,720          (3)     22,020     23,191           (5)
Natural gas (mcf/d)                              173,116     186,681          (7)    174,586    180,607           (3)
NGL (bbl/d)                                        3,962       4,313          (8)      4,016      4,318           (7)
----------------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTION (BOE/D)                          54,860      58,147          (6)     55,133     57,611           (4)
----------------------------------------------------------------------------------------------------------------------
% Natural gas production                              53          54                      53        52%
% Crude oil and liquids production                    47          46                      47        48%
======================================================================================================================
(1)  Reported production for a period may include minor adjustments from previous production periods.

The following table summarizes the Trust's production by core area:

-------------------------------------------------------------------------------------------------------------------
                                             Q2 2005                                     Q2 2004
-------------------------------------------------------------------------------------------------------------------
                              TOTAL      OIL         GAS         NGL      TOTAL       OIL        GAS         NGL
CORE AREAS (1)               (BOE/D)   (BBLS/D)    (MMCF/D)   (BBLS/D)   (BOE/D)   (BBLS/D)    (MMCF/D)   (BBLS/D)
-------------------------------------------------------------------------------------------------------------------
Central AB                     7,881      1,311        29.3      1,683     9,363      2,044        33.3      1,766
Northern AB & BC              18,064      5,904        65.0      1,330    20,436      5,772        78.7      1,549
Pembina                        7,422      3,705        17.5        800     7,646      3,606        19.1        864
S.E. AB & S.W. Sask.          11,426      1,486        59.6         10    10,673      1,693        53.8         16
S.E. Sask.                    10,067      9,639         1.7        138    10,029      9,605         1.8        118
-------------------------------------------------------------------------------------------------------------------
TOTAL                         54,860     22,045       173.1      3,961    58,147     22,720       186.7      4,313
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                            YTD 2005                                     YTD 2004
-------------------------------------------------------------------------------------------------------------------
                              TOTAL      OIL         GAS         NGL      TOTAL       OIL        GAS         NGL
CORE AREAS (1)               (BOE/D)   (BBLS/D)    (MMCF/D)   (BBLS/D)   (BOE/D)   (BBLS/D)    (MMCF/D)   (BBLS/D)
-------------------------------------------------------------------------------------------------------------------
Central AB                     8,191      1,410        30.2      1,741     9,888      2,313        34.0      1,912
Northern AB & BC              18,143      5,751        66.3      1,340    19,425      5,726        73.3      1,478
Pembina                        7,306      3,641        17.3        783     7,331      3,644        17.3        798
S.E. AB & S.W. Sask.          11,344      1,499        59.0         14    10,797      1,745        54.2         16
S.E. Sask.                    10,149      9,719         1.8        138    10,170      9,763         1.8        114
-------------------------------------------------------------------------------------------------------------------
TOTAL                         55,133     22,020       174.6      4,016    57,611     23,191       180.6      4,318
===================================================================================================================
(1)  Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is Southeast,
     S.W. is Southwest.

The Trust expects 2005 annual production to average approximately 56,000 boe/d. The 2005 production estimate incorporates incremental production from the Trust's planned capital program, which has been increased to $270 million from a previous forecast level of $240 million; and from the acquisitions completed in the second quarter of 2005.

News Release - August 3, 2005
Page 6
--------------------------------------------------------------------------------


COMMODITY PRICES PRIOR TO HEDGING

----------------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                           JUNE 30                              JUNE 30
BENCHMARK PRICES                                    2005        2004    % CHANGE        2005       2004     % CHANGE
----------------------------------------------------------------------------------------------------------------------
AECO gas (CDN$/mcf) (1)                             7.38        6.80           9        7.04       6.70            5
WTI oil (US$/bbl) (2)                              53.13       38.34          39       51.53      36.75           40
CAD/USD foreign exchange rate                       1.24        1.36          (9)       1.24       1.34           (7)
WTI oil (CDN$/bbl)                                 66.10       52.12          27       63.65      49.17           29
======================================================================================================================

(1) Represents the AECO monthly posting.

(2) WTI represents West Texas Intermediate posting as denominated in US$.

The differential between the Edmonton posted price and field price widened in the fourth quarter of 2004 and continued at relatively wide levels throughout the second quarter of 2005, which reduced ARC's realized oil price. The quality and transportation differential on the Trust's oil production was approximately $7.37 in the second quarter of 2005 compared to $5.54 in the second quarter of 2004. The widening differential was mainly due to an increase in heavy and medium grade sour crude types entering the North American market and a lack of incremental refining capacity to handle these grades of crude. Due to increased demand for heavier crude in the summer, the Trust expects a narrowing of differentials in the third quarter.

Prior to hedging activities, ARC realized $50.40 per boe in the second quarter of 2005, a 14 per cent increase over the $44.09 per boe received in 2004.

The following is a summary of realized prices before hedging activities:

----------------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                           JUNE 30                              JUNE 30
ARC REALIZED PRICES (1)                             2005        2004    % CHANGE        2005       2004     % CHANGE
----------------------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                        58.37       47.43          23       56.02      43.85           28
Natural gas ($/mcf)                                 7.42        6.99           6        7.31       6.83            7
NGL's ($/bbl)                                      46.13       38.22          21       46.35      35.26           31
----------------------------------------------------------------------------------------------------------------------
Total commodity revenue                            50.22       43.82          15       48.91      41.69           17
     before hedging ($/boe)
Other revenue ($/boe)                               0.18        0.27         (33)       0.16       0.17           (6)
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)               50.40       44.09          14       49.07      41.86           17
======================================================================================================================
(1)  Prices as reported above are prior to gains and losses on commodity and foreign currency contracts and are prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "loss on commodity and foreign currency contracts" in the statement of income.

REVENUE

Revenue before hedging increased eight per cent to $251.6 million in the second quarter of 2005 compared to $233.3 million in the second quarter of 2004. Significantly higher commodity prices, primarily for oil, contributed to this higher revenue.

News Release - August 3, 2005
Page 7
--------------------------------------------------------------------------------


A breakdown of revenue, before hedging activities, is as follows:

----------------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                           JUNE 30                              JUNE 30
REVENUE ($ THOUSANDS) (1)                           2005        2004    % CHANGE        2005       2004     % CHANGE
----------------------------------------------------------------------------------------------------------------------
Oil revenue                                      117,108      98,070          19     223,270    185,095           21
Natural gas revenue                              116,964     118,815          (2)    231,057    224,352            3
NGL's revenue                                     16,631      15,000          11      33,694     27,707           22
----------------------------------------------------------------------------------------------------------------------
Total commodity revenue                          250,703     231,885           8     488,021    437,154           12
Other revenue                                        893       1,422         (37)      1,629      1,747           (7)
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING (1)                 251,596     233,307           8     489,650    438,901           12
======================================================================================================================

(1) Revenue as reported above is prior to gains and losses on commodity and foreign currency contracts and prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "loss on commodity and foreign currency contracts" in the statement of income.

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust's hedging activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board.

In response to the increased volatility characterized by current commodity markets, the Trust continues to execute a hedging strategy focused on price floor (put) structures to manage commodity prices and uses swaps to manage foreign exchange and interest rate exposures. The purchase of a price floor involves paying a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation. The Trust considers these contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate.

In order to mitigate credit risk, the Trust executes commodity and foreign currency hedging transactions with financially sound, credit worthy counterparties. All contracts require approval of the Trust's Risk Management Committee prior to execution.

In the second quarter of 2005, the Trust terminated certain 2006 crude oil contracts resulting in a payment of $6.1 million that reduced cash flow from operations in the second quarter. Subsequent to the termination of the contracts, the Trust has upside participation on all 2006 production.

ARC's current portfolio of hedges for the remainder of 2005 and 2006 are detailed in Note 6 of the unaudited interim consolidated financial statements.

Due to the implementation of a floor or put strategy, approximately 80 per cent of the Trust's 2005 oil (and liquids) and 67 per cent of the natural gas production will participate in the market price of the commodity with downside protection on approximately 48 per cent of the Trust's production, well above budgeted levels required to maintain distributions. For 2006, the Trust has 100 per cent upside on both oil and gas production and downside protection on approximately three per cent of production.

The Trust is committed to pay $20.6 million in option premiums on a portion of 2005 and 2006 hedged volumes. The premiums on the put contracts will be recorded as a realized cash hedging loss when payment is made in a future period. These premiums may be partially offset if ARC sells any short term options. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

The table below illustrates ARC's average hedged price, total corporate price in 2005 and commodity hedge gains and losses as a result of the Trust's 2005 commodity hedging program at various commodity prices. The foreign exchange table illustrates the gains and losses pursuant to the Trust's foreign exchange hedges at various CAD/USD exchange rates.

News Release - August 3, 2005
Page 8
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                         Q3-Q4 2005 COMMODITY PRICE AND
IMPACT OF 2005 HEDGING                                                FOREIGN EXCHANGE RATE ASSUMPTIONS
--------------------------------------------------------------------------------------------------------------------
OIL
Oil price per barrel (US$/WTI)                                 $   30.00      $   40.00      $   50.00    $   60.00
ARC's average hedged price (US$/barrel) (1)                    $   37.34      $   37.91      $   40.28    $   46.28
Average price on forecasted volumes (US$/WTI) (1)              $   34.69      $   39.68      $   45.55    $   53.18
Oil hedging gains (losses) CDN$ millions (2) (3)               $    14.9      $   (10.0)     $   (29.7)   $   (38.9)
--------------------------------------------------------------------------------------------------------------------
NATURAL GAS
Gas price per Gigajoule (CDN$/GJ)                              $    6.00      $    7.00      $    8.00    $    9.00
ARC's average hedged price (CDN$/GJ)                           $    6.31      $    6.59      $    7.30    $    7.68
Average price on forecasted volumes (CDN$/GJ)                  $    6.20      $    6.80      $    7.60    $    8.21
Natural gas hedging gains (losses) CDN$ millions (3)           $     0.9      $    (6.4)     $    (7.6)   $   (14.3)
--------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE
Foreign exchange rate (CAD/USD)                                $    1.25      $    1.22      $    1.19    $    1.16
Foreign exchange rate (USD/CAD)                                $    0.80      $    0.82      $    0.84    $    0.86
Foreign exchange hedge gains (losses) CDN$ millions(3)         $    (2.8)     $    (0.3)     $     2.0    $     4.3
====================================================================================================================

(1)  Incorporates the impact of hedging premiums.
(2)  Based on foreign exchange rate assumption of USD/CAD$0.825.
(3)  Intrinsic value.

GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS

Gain or loss on commodity and foreign currency contracts comprised realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a loss on commodity and foreign currency contracts of $0.9 million in the second quarter of 2005, comprising an unrealized fair value gain of $26.3 million and a realized cash loss of $27.2 million.

The following is a summary of the gain (loss) on commodity and foreign currency contracts for the second quarters of 2005 and 2004:

-------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS             CRUDE OIL     NATURAL     FOREIGN      Q2 2005        Q2 2004
($ THOUSANDS)                                        & LIQUIDS         GAS    CURRENCY        TOTAL          Total
-------------------------------------------------------------------------------------------------------------------
Realized cash (loss)  on contracts (1)                 (22,380)     (3,882)       (970)     (27,232)       (17,972)
Non-cash gain on contracts (2)                              --          --          --           --          1,050
Non-cash amortization of opening deferred hedge
   (loss)  (3)                                              --          --          --           --         (4,328)
Unrealized gain (loss) on contracts, change in
   fair value (4)                                       20,242       9,422      (3,350)      26,314         (5,698)
-------------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN              (2,138)      5,540      (4,320)        (918)       (26,948)
   CURRENCY CONTRACTS
===================================================================================================================

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2) The non-cash gain of $1.1 million for 2004 represents non-cash amortization of deferred commodity and foreign currency contracts. The deferred commodity and foreign currency contracts were fully amortized at December 31, 2004.

(3) Represents non-cash amortization of the opening deferred hedge loss of $14.6 million to income over the terms of the contracts in place at January 1, 2004. The opening deferred hedge loss was fully amortized at December 31, 2004.

(4) The unrealized loss on contracts represents the change in fair value of the contracts during the period. The fair value of the contracts was a loss of $70.7 million as at March 31, 2005 and a loss of $44.4 million as at June 30, 2005.

News Release - August 3, 2005
Page 9
--------------------------------------------------------------------------------


OPERATING NETBACKS

The Trust's operating netback, after realized hedging losses, increased six per cent to $26.49 per boe in the second quarter of 2005 compared to $24.93 per boe in the second quarter of 2004. The increase in netbacks in 2005 is primarily due to higher realized commodity prices.

The netbacks incorporate realized losses on commodity and foreign currency contracts of $5.46 per boe for the second quarter of 2005, compared to losses of $3.20 per boe in the second quarter of 2004. (Unrealized fair value changes on commodity and foreign currency contracts of a gain of $26.3 million and a loss of $5.7 million in the second quarter of 2005 and 2004, respectively, were not recorded as a reduction of the netback.)

The components of operating netbacks are shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                              Q2 2005                    Q2 2004
                                                                 OIL        GAS      NGL      TOTAL       TOTAL
NETBACK                                                       ($/BBL)    ($/MCF)  ($/BBL)   ($/BOE)     ($/BOE)
-------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                    58.37       7.42    46.13     50.22       43.82
Other revenue                                                      --         --       --     0.18         0.27
-------------------------------------------------------------------------------------------------------------------
Total revenue                                                   58.37       7.42    46.13     50.40       44.09
Royalties                                                      (11.56)     (1.53)  (11.99)   (10.34)      (8.64)
Transportation                                                  (0.17)     (0.22)      --     (0.76)      (0.68)
Operating costs (1)                                             (9.46)     (1.01)   (4.84)    (7.35)       (6.64)
-------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                        37.18       4.66    29.30     31.95       28.13
Realized loss on commodity and foreign currency
contracts(2)                                                   (11.64)     (0.25)      --     (5.46)      (3.20)
-------------------------------------------------------------------------------------------------------------------
Netback after hedging                                           25.54       4.41    29.30     26.49       24.93
===================================================================================================================


-------------------------------------------------------------------------------------------------------------------
                                                                             YTD 2005                   YTD 2004
                                                                  OIL  GAS            NGL     TOTAL       TOTAL
NETBACK                                                       ($/BBL)    ($/MCF)  ($/BBL)   ($/BOE)     ($/BOE)
-------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                    56.02       7.31    46.35     48.90       41.69
Other revenue                                                      --         --       --      0.16        0.17
-------------------------------------------------------------------------------------------------------------------
Total revenue                                                   56.02       7.31    46.35     49.06       41.86
Royalties                                                      (10.59)     (1.44)  (12.28)    (9.67)      (8.06)
Transportation                                                  (0.17)     (0.21)      --     (0.74)      (0.71)
Operating costs (1)                                             (8.06)     (0.99)   (5.09)    (6.73)      (6.55)
-------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                        37.20       4.67    28.98     31.92       26.54
Realized (loss) gain on commodity and foreign currency
contracts(2)                                                    (9.47)      0.10       --     (3.46)      (2.68)
-------------------------------------------------------------------------------------------------------------------
Netback after hedging                                           27.73       4.77    28.98     28.46       23.86
===================================================================================================================

(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(2) Excludes unrealized fair value changes on commodity and foreign currency contracts of a gain of $26.3 million and a loss of $5.7 million in the second quarters of 2005 and 2004, respectively.

Royalties increased to $10.34 per boe in the second quarter of 2005 compared to $8.64 per boe in the second quarter of 2004. The increase in royalties per boe is the result of higher commodity prices in the second quarter of 2005 relative to 2004 and also due to changes in the Saskatchewan Resource Surcharge introduced in the March 23, 2005 Saskatchewan Budget that increased royalties by $1.9 million in the second quarter of 2005. The resource surcharge is calculated based on a rate applicable to working interest oil and natural gas revenue earned in Saskatchewan, with a rate of 3.6 per cent from wells drilled prior to October 1, 2002 and a rate of two per cent from wells drilled on or after October 1, 2002. Approximately 25 per cent of the Trust's current operations are in Saskatchewan.

News Release - August 3, 2005
Page 10
--------------------------------------------------------------------------------


As a result, royalties as a percentage of pre-hedged commodity revenue net of transportation costs increased 0.9 per cent to 20.8 per cent compared to 19.9 per cent in the second quarter of 2004. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses.

Operating costs increased to $36.7 million in the second quarter of 2005 compared to $35.2 million in the same period of 2004. There has been upward pressure on operating costs during the second quarter in all areas of operations. Scheduled gas plant turnarounds in the second quarter caused gas production reductions during the turnaround period.

The Trust expects the trend of increasing costs to continue in 2005 as the demand for services remains at unprecedented levels. Consequently, ARC expects 2005 average annual operating costs to increase slightly from 2004 levels to approximately $7.00 per boe.

Transportation costs increased twelve per cent to $0.76 per boe in the second quarter of 2005, compared to $0.68 per boe in the second quarter of 2004. Transportation costs are defined by the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties, and industry transportation rates. For the majority of ARC's gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of ARC's oil production is sold at the outlet to the field oil battery. Consequently, there are higher transportation costs incurred directly by ARC with gas production due to the distance from the wellhead to the Hub.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

-----------------------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT INCENTIVE                       THREE MONTHS ENDED                   SIX MONTHS ENDED
COMPENSATION EXPENSE                                    JUNE 30                            JUNE 30
($ THOUSANDS EXCEPT PER BOE)                    2005       2004     % CHANGE       2005       2004      % CHANGE
-----------------------------------------------------------------------------------------------------------------
Cash component:
G&A prior to whole unit plan                   6,392      5,406           18     12,558     10,285            22
-----------------------------------------------------------------------------------------------------------------
   Per boe                                      1.28       1.02           25       1.26       0.98            29

Whole unit plan expense                          955         --          100        955         --           100
Cash G&A expense                               7,347      5,406           36     13,513     10,285            31
-----------------------------------------------------------------------------------------------------------------
  Per boe                                       1.47       1.02           44       1.35       0.98            38

Non cash components:
  Rights plan                                  1,807        565          220      3,481      3,410             2
  Whole unit plan                                 99        645          (85)       406        645           (37)
-----------------------------------------------------------------------------------------------------------------
                                               9,253      6,616           40     17,400     14,340            21
-----------------------------------------------------------------------------------------------------------------
  Per boe                                       1.85       1.25           48       1.74       1.37            27

G&A expense was up over the prior year primarily due to increased staff compensation costs, increased number of staff due to an expansion of the Trust's capital expenditure program and a reduction in operating recoveries.

Under the Trust's Whole Unit Trust Incentive Plan a cash payout of $1.4 million was made to employees in April 2005 (of which $1 million was allocated to G&A with the remainder allocated to operating costs and capital programs), the first anniversary of the plan, which resulted in the reporting of a higher cash portion of G&A compared to the prior quarter.

The Rights Plan, which has been discontinued with the introduction of the Trust's Whole Unit Trust Incentive Plan, has 1.7 million rights outstanding at the end of the quarter. The expenses associated with the Rights Plan were $1.8 million in the quarter compared to $0.6 million in 2004.

It is the Trust's strategy to ensure compensation levels are competitive with industry peers and to ensure that ARC continues to attract and retain highly qualified individuals. As such, internal benchmarking show ARC's total G&A being in the mid-range compared to the Trust's peers in the conventional oil and gas sector.

INTEREST EXPENSE

Interest expense decreased to $3.3 million in the second quarter of 2005 from $4.8 million in the second quarter of 2004. Refinancing costs caused the higher 2004 interest expenses as in the second quarter of 2004, the Trust issued $125 million of U.S. denominated fixed rate debt. With the issuance of the US$125 million of fixed rate debt, the Trust

News Release - August 3, 2005
Page 11
--------------------------------------------------------------------------------


repaid all Canadian denominated revolving credit facilities that were at a lower variable interest rate. The issuance of the fixed rate debt was undertaken in order to capitalize on low long-term interest rates in the United States.

Debt increased in the second quarter 2005 over the second quarter of 2004 due to several acquisitions funded entirely through debt.

The following is a summary of the debt balance and interest expense:

----------------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED                   SIX MONTHS ENDED
INTEREST EXPENSE                                           JUNE 30                              JUNE 30
($ THOUSANDS)                                       2005        2004   % CHANGE         2005       2004    % CHANGE
----------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                      319,628     254,676         26      319,628    254,676          26
         Fixed rate debt                         224,285     254,676        (12)     224,285    254,676         (12)
         Floating rate debt                       95,343          --        100       95,343         --         100
----------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)    3,579       5,246        (32)       7,048      7,864         (10)
Gain on interest rate hedge                         (244)       (473)       (48)        (574)      (473)         21
----------------------------------------------------------------------------------------------------------------------
Net interest expense                               3,335       4,773        (30)       6,474      7,391         (12)
======================================================================================================================

(1)  Includes both long-term and current portions of debt.

(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

FOREIGN EXCHANGE GAINS AND LOSSES

The Trust recorded a loss of $3.1 million ($0.62 per boe) on foreign exchange transactions in the second quarter of 2005 compared to a loss of $4.4 million ($0.82 per boe) in the second quarter of 2004. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The USD/CAD exchange rate was relatively stable during the second quarter of 2005. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

The following is a breakdown of the total foreign exchange (loss):

----------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE  (LOSS)                              THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                           JUNE 30                              JUNE 30
($ THOUSANDS EXCEPT PER BOE)                        2005        2004   % CHANGE         2005       2004    % CHANGE
----------------------------------------------------------------------------------------------------------------------
Unrealized (loss) on U.S. denominated debt       (2,926)       (806)        263      (3,999)    (1,749)         129
Realized (loss) on U.S. denominated
     transactions                                  (156)     (3,546)        (96)       (109)    (3,303)         (97)
----------------------------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE (LOSS)                    (3,082)     (4,352)        (29)     (4,108)    (5,052)         (19)
----------------------------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE (LOSS) PER BOE             (0.62)      (0.82)        (24)      (0.41)     (0.48)         (15)
======================================================================================================================

TAXES
In the second quarter of 2005, a future income tax expense of $5.6 million was included in income compared to a $5.5 million recovery in the second quarter of 2004. The higher future income tax expense in 2005 relative to 2004 was due to the higher unrealized gains on commodity and foreign currency contracts of $26.3 million in the second quarter of 2005 compared to $10 million in the second quarter of 2004.

ARC's expected future income tax rate is approximately 34 per cent compared to the current rate of approximately 38 per cent applicable to the 2005 income tax year.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any cash income taxes will be paid by ARC Resources.

News Release - August 3, 2005
Page 12
--------------------------------------------------------------------------------


DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION
The depletion, depreciation and accretion ("DD&A") rate increased to $12.53 per boe in the second quarter of 2005 from $11.29 per boe in 2004. The higher DD&A rate is due to an increase in future development capital per the Trust's January 1, 2005 reserve evaluation compared to the January 1, 2004 reserve evaluation. Future development capital increased from $315.8 million to $374.2 million for proved reserves from January 1, 2004 to January 1, 2005. In addition, total proved reserves decreased by four per cent at January 1, 2005 compared to January 1, 2004 as a result of the non-core property divestment in the second quarter of 2004. In addition, the higher asset retirement obligation recorded in 2005 has resulted in a higher accretion expense in 2005.

A breakdown of the DD&A rate is as follows:

----------------------------------------------------------------------------------------------------------------------
DD&A RATE                                             THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                           JUNE 30                              JUNE 30
($ THOUSANDS EXCEPT PER BOE AMOUNTS)                2005        2004   % CHANGE         2005       2004    % CHANGE
----------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                 61,300      58,552          5      122,515    115,998           6
Accretion of asset retirement obligation (2)       1,266       1,167          8        2,512      2,333           8
----------------------------------------------------------------------------------------------------------------------
Total DD&A                                        62,566      59,719          5      125,027    118,331           6
----------------------------------------------------------------------------------------------------------------------
DD&A rate per boe                                  12.53       11.29         11        12.53      11.29          11
======================================================================================================================

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.

(2) Represents the accretion expense on the asset retirement obligation during the period.

GOODWILL

The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil and Gas Ltd. ("Star") in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets for accounting purposes acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of June 30, 2005.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding acquisitions and dispositions, totaled $45.5 million in the second quarter of 2005 compared to $34.1 million in the second quarter of 2004. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base.

The Trust's strategy is to fully exploit its asset base and to increase the recoverable portion of total oil and natural gas reserves in place on land owned by the Trust.

In the second quarter of 2005, in addition to the capital expenditures, the Trust completed net property and corporate acquisitions for $123.7 million (before adjusting for future taxes of $18.5 million) in the following areas:
Berrymoor and Buck Creek in Alberta and Weirhill and Steelman in Saskatchewan. The property acquisitions were financed primarily by debt, which resulted in the Trust's long term debt increasing from $220 million at December 31, 2004 to $366 million at June 30, 2005. These acquisitions, in aggregate, are expected to contribute approximately 2,100 boe/d in the third quarter of 2005.

News Release - August 3, 2005
Page 13
--------------------------------------------------------------------------------


A breakdown of capital expenditures and net acquisitions is shown below:

                                                                       THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                              JUNE 30                  JUNE 30
CAPITAL EXPENDITURES ($ THOUSANDS)                                        2005         2004       2005         2004
----------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                               2,659        1,373      3,920        3,693
Drilling and completions                                                33,465       24,867     69,514       62,808
Plant and facilities                                                     8,703        7,282     23,192       23,238
Other capital                                                              652          605      1,373          947
----------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                              45,479       34,127     97,999       90,686
----------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                     81,526          830     85,370        2,509
Producing property dispositions (1)                                     (2,805)     (54,242)    (2,981)     (54,347)
Corporate acquisition (1) (2)                                           62,456       30,560     62,456       30,560
----------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                        186,656       11,275    242,844       69,408
----------------------------------------------------------------------------------------------------------------------
Capital expenditures and net acquisitions financed with cash flow       33,613       34,127     86,133       59,252
Capital expenditures and net acquisitions financed with debt
     and equity                                                        153,043      (22,852)   156,711       10,156
======================================================================================================================

(1)  Value is net of post-closing adjustments.

(2) Represents total consideration for the transaction including fees and prior to the future income tax liability assumed on acquisition.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At June 30, 2005, the Trust has recorded an Asset Retirement Obligation ("ARO") of $81.1 million ($64.2 million at June 30, 2004) for future abandonment and reclamation of the Trust's properties. The ARO increased by $1.3 million for accretion expense and was reduced by $1 million for actual abandonment expenditures incurred in the second quarter of 2005. In addition, the Trust increased its asset retirement obligations by $4.6 million to reflect new engineering estimates and $3.1 million for retirement obligations on assets acquired in the quarter. The Trust did not record a gain or loss on actual abandonment expenditures incurred in 2005 as the costs closely approximated the liability value included in the ARO.

ARC contributed $1.5 million cash to its reclamation fund in the second quarter of 2005 ($1.5 million in the second quarter of 2004) and earned interest of $0.2 million ($0.3 million in 2004) on the fund balance. The fund balance was reduced by $1.3 million for cash-funded abandonment expenditures in the second quarter of 2005 ($1.3 million in the second quarter of 2004). This fund, which aggregated $22.3 million as of June 30, 2005, is invested in money market instruments and is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year over 20 years in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred over the next 61 years. The annual funding of the reclamation fund results in all unitholders over time sharing in the cost of the eventual abandonment of the Trust's properties.

News Release - August 3, 2005
Page 14
--------------------------------------------------------------------------------


CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY A breakdown of the Trust's capital structure is as follows:

------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY                          JUNE 30,         MARCH 31,      DECEMBER 31,
($ THOUSANDS EXCEPT PER UNIT AND PER CENT AMOUNTS)                             2005              2005              2004
------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                              311,049           218,189           211,834
Short-term debt                                                               8,579             8,467             8,715
Working capital deficit excluding short-term debt (1)                        46,588            27,596            44,293
------------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                        366,216           254,252           264,842
Units outstanding and issuable for exchangeable shares
(thousands)                                                                 191,329           189,609           188,804
Market price per unit at end of period                                        19.94             18.15             17.90
Market value of trust units and exchangeable shares                       3,815,100         3,441,403         3,379,592
Total capitalization (2)                                                  4,181,316         3,695,655         3,644,434
------------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                               8.8%              6.9%              7.3%
========================================================================================================================
Cash flow from operations                                                   263,774           141,965           448,033
Net debt to annualized cash flow                                                0.7               0.4               0.6
========================================================================================================================

(1) The working capital deficit excludes the net current liability for the fair value of commodity and foreign currency contracts.

(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust's credit facilities are consolidated into one syndicated credit facility with a total borrowing base of $620 million. The Trust recently completed the annual credit review that resulted in the borrowing base and terms of the credit facility remaining unchanged. ARC Resources' and ARC (Sask) Trust's oil and gas properties continue to secure the debt.

As at June 30, 2005 net debt to total capitalization was 8.8 per cent and net debt to annualized second quarter YTD 2005 cash flow was approximately 0.7 times (0.6 times at December 31, 2004), well within the Trust's objective of net debt at or below the 1.0 times cash flow during high commodity price environments.

The Trust funded 77 per cent of its second quarter capital development program of $45.5 million with cash flow. The balance was funded by share proceeds on the distribution reinvestment program and the exercise of rights.

UNITHOLDERS' EQUITY

At June 30, 2005, there were 191.3 million trust units issued and issuable for exchangeable shares, a slight increase from the 188.8 million trust units issued and issuable for exchangeable shares at December 31, 2004. The increase in the number of trust units outstanding is attributable to trust units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP"), trust units issued pursuant to the exercise of employee rights and trust units issued upon conversion of exchangeable shares.

The existing rights plan will be in place until the remaining 1.7 million rights outstanding as of June 30, 2005 are exercised or cancelled as no additional rights will be issued under the plan due to discontinuation of the plan in the second quarter of 2004. The holder has the option to exercise the rights at the original grant price or a price which is adjusted downward over time by the amount, if any, of the annual distributions that exceed 10 per cent of the net book value of the property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 1.7 million trust units at an average adjusted exercise price of $10.73 were outstanding at June 30, 2005. These rights have an average remaining contractual life of 2.8 years and expire at various dates to March 22, 2009.

The Whole Unit Plan results in the issuance of a certain number of underlying trust units to employees, officers and directors of the Trust. The underlying trust units take the form of Restricted Trust Units ("RTU's"), which vest equally over three years or Performance Trust Units ("PTU's") that vest in total at the end of three years. Upon vesting, the individual receives a cash payment equal to the current value of the underlying trust units including accrued distributions. Consequently, the Whole Unit Plan is a cash plan whereby there will be no trust units being issued from treasury under the plan. At June 30, 2005 there were 697,932 RTU's and PTU's outstanding under the Whole Unit Plan of which 72,932 RTU's vested on April 15, 2005 and resulted in a cash payment of $1.4 million, including

News Release - August 3, 2005
Page 15
--------------------------------------------------------------------------------


accrued distributions, to the holders of the RTU's. Each year, additional RTU's and PTU's will be issued to employees, officers and directors of the Trust. The Trust has made provisions whereby employees may elect to have trust units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

NON-CONTROLLING INTEREST

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, in accordance with new accounting requirements pursuant to EIC-151 (see "Impact of New Accounting Policies" section of this MD&A for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary that are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares of ARL are publicly traded and therefore are transferable to third parties within a period of time. The exchangeable shares rank equally with the trust units and the two are considered to be economically equivalent. There are no provisions whereby the exchangeable shareholders have certain rights or terms which are not eligible to the Trust unitholders. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be converted to trust units either by means of redemption by the exchangeable shareholders or by passage of time whereby ARL will redeem the exchangeable shares for trust units. Consequently, as the exchangeable shares are redeemed for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been converted to trust units on or before August 29, 2012. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.

The non-controlling interest of $35.4 million at June 30, 2005 ($36 million at December 31, 2004) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in second quarter 2005 and 2004 net income, respectively, of $1.2 million and $0.8 million, represents the net income attributable to the exchangeable shareholders for the second quarters of 2005 and 2004, respectively. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the book value of the trust units issued.

As at June 30, 2005 there were 1.7 million exchangeable shares of ARL outstanding at an exchange ratio of 1.75594 whereby 2.9 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. ARL may redeem all outstanding exchangeable shares on or before August 29, 2012 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 100,000 shares. ARL may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

The new standard has been applied retroactively with restatement of prior periods. Consequently, previously reported second quarter 2004 net income has been restated to reflect the impact of the new standard. See "Impact of New Accounting Policies" in this MD&A for a quantification of the impact of this standard.

CASH DISTRIBUTIONS

ARC declared cash distributions of $84.5 million ($0.45 per unit), representing 69 per cent of second quarter 2005 cash flow compared to cash distributions of $82.1 million ($0.45 per unit), representing 67 per cent of cash flow in the second quarter of 2004. The remaining 31 per cent of second quarter 2005 cash flow of $121.8 million was used to fund 77 per cent of ARC's second quarter 2005 capital expenditures of $45.5 million, and make contributions to the reclamation fund. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

News Release - August 3, 2005
Page 16
--------------------------------------------------------------------------------

Cash flow and cash distributions were as follows:
------------------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS                      THREE MONTHS
                                                           ENDED                             ENDED
                                                          JUNE 30             %             JUNE 30              %
CASH FLOW AND DISTRIBUTIONS                          2005       2004     CHANGE          2005       2004    CHANGE
------------------------------------------------------------------------------------------------------------------
                                                            ($ millions)                      ($ per unit)(2)
Cash flow from operations                           121.8      122.2       --            0.64       0.66       (3)
Reclamation fund contributions (1)                   (1.7)      (1.8)       6           (0.01)     (0.01)      --
Capital expenditures funded with cash flow          (35.6)     (34.1)      (4)          (0.19)     (0.19)     (--)
Discretionary debt repayments                          --       (4.2)      --              --      (0.02)      --
------------------------------------------------------------------------------------------------------------------
Other (2)                                              --         --       --            0.01       0.01       --
------------------------------------------------------------------------------------------------------------------
Cash distributions                                   84.5       82.1        3            0.45       0.45       --
==================================================================================================================

------------------------------------------------------------------------------------------------------------------
                                                        SIX MONTHS                         SIX MONTHS
                                                           ENDED                             ENDED
                                                          JUNE 30             %             JUNE 30              %
CASH FLOW AND DISTRIBUTIONS                          2005       2004     CHANGE         2005       2004     CHANGE
------------------------------------------------------------------------------------------------------------------
                                                            ($ millions)                      ($ per unit)(2)
Cash flow from operations                           263.8      230.3       15            1.39       1.25       11
Reclamation fund contributions (1)                   (3.4)      (3.5)       3           (0.02)     (0.02)      --
Capital expenditures funded with cash flow          (88.2)     (59.3)     (49)          (0.47)     (0.33)     (42)
Discretionary debt repayments                        (3.9)      (4.2)      (7)          (0.02)     (0.02)      --
------------------------------------------------------------------------------------------------------------------
Other (2)                                              --         --       --            0.02       0.02       --
------------------------------------------------------------------------------------------------------------------
Cash distributions                                  168.3      163.3        3            0.90       0.90       --
==================================================================================================================

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.

(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average trust units in the year plus units issuable for exchangeable shares at period end.

Monthly cash distributions for the third quarter of 2005 have been set at $0.15 per trust unit for the August 15, 2005 payment and will increase to $0.17 effective with the September 15, 2005 distribution. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

News Release - August 3, 2005
Page 17
--------------------------------------------------------------------------------


HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period. Cash distributions for 2005 include distributions paid up to and including July 15, 2005:

----------------------------------------------------------------------------------------------------------------
CALENDAR YEAR                              DISTRIBUTIONS (1)          TAXABLE PORTION         RETURN OF CAPITAL
----------------------------------------------------------------------------------------------------------------
2005 YTD (2)                                     1.05 (2)                   1.00 (2)                 0.05 (2)
2004                                             1.80                       1.69                     0.11
2003                                             1.78                       1.51                     0.27
2002                                             1.58                       1.07                     0.51
2001                                             2.41                       1.64                     0.77
2000                                             1.86                       0.84                     1.02
1999                                             1.25                       0.26                     0.99
1998                                             1.20                       0.12                     1.08
1997                                             1.40                       0.31                     1.09
1996                                             0.81                         --                     0.81
----------------------------------------------------------------------------------------------------------------
CUMULATIVE                                     $15.14                      $8.44                    $6.70
================================================================================================================

(1)  Based on cash distributions paid in the calendar year.

(2) Based on cash distributions paid in 2005 up to and including July 15, 2005 and estimated taxable portion of 2005 distributions of 95 per cent.

2005 MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid for 2005 along with relevant payment dates are as follows:

----------------------------------------------------------------------------------------------------------------
EX-DISTRIBUTION DATE            RECORD DATE                 DISTRIBUTION PAYMENT DATE        TOTAL DISTRIBUTION
----------------------------------------------------------------------------------------------------------------
December 29, 2004               December 31, 2004           January 15, 2005                              0.15
January 27, 2005                January 31, 2005            February 15, 2005                             0.15
February 24, 2005               February 28, 2005           March 15, 2005                                0.15
March 29, 2005                  March 31, 2005              April 15, 2005                                0.15
April 27, 2005                  April 30, 2005              May 16, 2005                                  0.15
May 27, 2005                    May 31, 2005                June 15, 2005                                 0.15
June 28, 2005                   June 30, 2005               July 15, 2005                                 0.15
July 27, 2005                   July 31, 2005               August 15, 2005                               0.15
August 28, 2005                 August 31, 2005             September 15, 2005                            0.17*
September 28, 2005              September 30, 2005          October 17, 2005                              0.17*
October 27, 2005                October 31, 2005            November 15, 2005
November 28, 2005               November 30, 2005           December 15, 2005
----------------------------------------------------------------------------------------------------------------
* Estimated

TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

For 2005, it is estimated that cash distributions paid in the calendar year will be 95 per cent return on capital (taxable) and five per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 95 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust. Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

News Release - August 3, 2005
Page 18
--------------------------------------------------------------------------------


The exchangeable shares of ARL may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature listed in the table below.

The following is a summary of the Trust's contractual obligations and commitments due by period as at June 30, 2005:

     ($ MILLIONS)                              2005     2006-2007    2008-2009    THEREAFTER     TOTAL
     --------------------------------------------------------------------------------------------------
     Debt repayments (1)                        8.6         127.2           36         147.8     319.6
     Operating leases                           2.4           4.9          4.2           2.1      13.6
     Purchase commitments                       3.9           3.4          2.7           8.0      18.0
     Retention bonuses                          1.0           2.0           --            --       3.0
     Derivative contract premiums (2)          17.2           3.4           --            --      20.6
    ---------------------------------------------------------------------------------------------------
     Total contractual obligations             33.1         140.9         42.9         157.9     374.8
     ==================================================================================================

     (1) Includes long-term and short-term debt.

     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to approximately $40 to $60 million of capital expenditures by means of giving the necessary authorizations to incur the capital in a future period. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain minor lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2005. The total obligation for future lease payments under all operating leases is disclosed in Note 15 of the unaudited interim consolidated financial statements.

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of approximately $20.6 million will be paid in 2005 and 2006 for the put contracts in place at June 30, 2005. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at June 30, 2005 on the balance sheet. The total obligation for future premium payments is disclosed in the Note 15 of the unaudited interim consolidated financial statements.

IMPACT OF NEW ACCOUNTING POLICIES

In 2004, the Trust implemented the following new accounting policies and instruments pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA"). The implementation of these new policies impacted the financial results for 2005 and comparative periods of 2004 as follows:

     NON-CONTROLLING INTEREST - On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by ARC Resources Ltd. ("ARL"), a wholly owned corporate subsidiary of the Trust, are publicly traded and therefore are considered, by EIC-151, to be

News Release - August 3, 2005
Page 19
--------------------------------------------------------------------------------


     transferable to third parties. EIC-151 states that if the exchangeable shares are "transferable" to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' equity. Accordingly, the Trust has reflected non-controlling interest of $35.4 million and $36 million, respectively, on the Trust's consolidated balance sheet as at June 30, 2005 and December 31, 2004. Consolidated net income has been reduced for net income attributable to the non-controlling interest of $1.2 million and $0.8 million, respectively, in the second quarter of 2005 and 2004. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of retroactive restatement, previously reported net income for the second quarter of 2004 has been reduced by $0.8 million to $50.3 million for the net income attributable to the non-controlling interest. In addition, previously reported cash flow per unit and net income per unit have been restated to reflect the weighted average trust units excluding trust units issuable for exchangeable shares.

FINANCIAL REPORTING UPDATE

In addition to the above policies implemented in 2004, the following new and amended standards have been reviewed by the Trust:

     VARIABLE INTEREST ENTITIES - In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This new guideline is effective for fiscal years beginning on or after November 1, 2004. The Trust has assessed that this guideline has no current impact based on the current structure. The Trust will consider the applicability of this guideline in the future and assess the appropriate financial statement implications at that time.

     REDEEMABLE OR RETRACTABLE SHARES - On November 5, 2004, the CICA issued EIC-149 "Accounting for Retractable or Mandatorily Redeemable Shares" that lists specific criteria required to be met in order for entities to reflect trust units and exchangeable shares as either a liability or equity in their financial statements. The trust units and exchangeable shares meet the required criteria to be reflected as Unitholders' equity and no additional presentation or disclosure is required.

     FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT - On January 27, 2005 the Accounting Standard's Board (AcSB) issued CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement", CICA Handbook
     section 1530 "Comprehensive Income" and CICA Handbook section 3865 "Hedges" that deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are intended to harmonize Canadian standards with United States and International accounting standards and are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact the Trust in future periods and the resulting impact will be assessed at that time.

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

   a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
   b) estimated capital expenditures on projects that are in progress;
   c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves which the Trust expects to recover in the future;
   d) estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
   e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
   f) estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC Leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

News Release - August 3, 2005
Page 20
--------------------------------------------------------------------------------


SARBANES OXLEY UPDATE

On July 31, 2002, the United States Congress enacted the Sarbanes Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission ("SEC"). On March 2, 2005, the Securities and Exchange Commission ("SEC") announced a one year extension of the compliance date for all foreign private issuers. As a result of this extension, ARC is currently required to comply with section 404 of the SOX legislation on December 31, 2006.
Section 404 of the SOX legislation "Internal Controls Over Financial Reporting" requires that management identify, document, assess, and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting process. The Trust currently has a comprehensive plan and a dedicated team of individuals in place to execute the plan of meeting the SOX Section 404 compliance date.

OBJECTIVES AND 2005 OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan.

During the first half of 2005, the Trust provided unitholders with a return of 16 per cent.

During the remainder of 2005, ARC will continue to be active with a robust drilling and development program on its diverse asset base. The initial $240 million capital expenditure budget for 2005 has been increased to $270 million to reflect increasing costs in the service sector, take advantage of enhanced opportunities in our asset base and accommodate forecast expenditures on newly acquired properties. The budget is subject to Board approval. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells. The 2004 drilling program resulted in a 99 per cent success rate and the Trust strives for the same success rate in 2005. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

The low debt levels and strong working capital position provide the Trust with the financial flexibility to fund the 2005 capital expenditure program and be poised to take advantage of strategic acquisition opportunities. The Trust continually reviews potential acquisitions of both conventional oil and natural gas reserves and in the broader energy industry. Acquisitions are evaluated internally and acquisitions in excess of $10 million are subject to Board approval.

Following is a summary of the Trust's 2005 Annual Guidance issued by way of press release on January 3, 2005 and updated with this release, compared to reported actual results for the first half of 2005:

                                                                         2005                       2005
                                                                    ANNUAL GUIDANCE               ACTUAL
                                                                ORIGINAL        REVISED          Q1 & Q2
---------------------------------------------------------------------------------------------------------
PRODUCTION (BOE/D)                                                54,800         56,000           55,133
---------------------------------------------------------------------------------------------------------
EXPENSES ($/BOE):
     Operating costs                                                7.00           7.00             6.73
     Transportation                                                 0.70           0.70             0.74
     G&A expenses - cash                                            1.25           1.25             1.26
     G&A expenses - stock compensation plans                        0.30           0.60             0.48
     Interest                                                       0.75           0.75             0.65
     Cash taxes                                                     0.15           0.15             0.10
---------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ MILLIONS)                                    240            270               98
---------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE TRUST UNITS AND UNITS ISSUABLE (MILLIONS)         191.0          191.3            189.7
=========================================================================================================

The Trust expects to complete the year 2005 in accordance with revised Guidance targets released in August 2005. To the end of the second quarter of 2005 there were some variances between annual guidance and actuals to the end of the first quarter, however actuals are expected to converge with guidance targets as the year progresses with exceptions noted below.

The variance-to-date for operating costs is attributed to the seasonality of operating costs whereby the first quarter is typically the lowest cost quarter of the year. As workover and maintenance activities are undertaken in the second and third quarters, the Trust expects that actual operating costs will more closely approximate the guidance of $7.00 per boe for the year 2005.

News Release - August 3, 2005
Page 21
--------------------------------------------------------------------------------


The Trust expects non-cash G&A to be higher than the original annual guidance of $0.30 per boe as a result of the continued strength in the trust unit price that drives the value of non-cash compensation. The Trust currently estimates the 2005 annual non-cash G&A to approximate $0.50 to $0.70 per boe for the full year. As this is a non-cash amount, there is no impact on 2005 cash flow as a result of the revised guidance estimate.

Interest expense in the first half of 2005 was lower than the guidance target for 2005 as a result of record level of cash flow in the first two quarters, which resulted in the Trust funding 90 per cent of its capital program with cash rather than debt. Consequently, debt levels and the corresponding interest expense were lower than anticipated during the first half of 2005. However, the Trust still expects interest to closely approximate the annual guidance of $0.75 per boe for the full year.

Cash taxes per boe of $0.10 for the first half of 2005 were below the guidance level of $0.15 as an overpayment of capital taxes in 2004 was given back to the Trust on assessment. In addition, the overall capital tax rate has commenced phase-out based on new federal legislation which eliminates the federal capital tax by 2006.

In the first half of 2005, the Trust incurred $98 million of capital expenditures pursuant to the original $240 million 2005 capital development program. The Trust has significant capital development projects planned for the remainder of 2005 whereby the Trust expects to meet the revised annual 2005 capital expenditure guidance target of $270 million by the end of 2005.

See "Outlook" in the Trust's Annual Report MD&A for additional discussion of the Trust's key future objectives.

2005 CASH FLOW

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

-------------------------------------------------------------------------------------------------------
                                                                                       IMPACT ON ANNUAL
                                                                                          CASH FLOW
BUSINESS ENVIRONMENT                                   ASSUMPTION      CHANGE       $/UNIT          %
-------------------------------------------------------------------------------------------------------
Oil price (US$WTI/barrel) (1)                       $       50.00  $     1.00    $    0.05        1.7%
Natural gas price (CDN$AECO/mcf) (1)                $        7.00  $     0.10    $    0.03        1.0%
USD/CAD exchange rate                               $        0.82  $     0.01    $    0.05        1.8%
Interest rate on debt                                        5.1%        1.0%    $    0.01        0.5%
-------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume (bbls/d)                         26,500        1.0%    $    0.02        0.6%
Gas production volumes (Mmcf/d)                             170.0        1.0%    $    0.02        0.6%
Operating expenses per boe                          $        7.00        1.0%    $    0.01        0.3%
Cash G&A expenses per boe                           $        1.25       10.0%    $    0.02        0.6%
=======================================================================================================

(1) Analysis does not include the effect of hedging.

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2004 Annual Report MD&A for a detailed assessment.

ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at WWW.SEDAR.COM.

News Release - August 3, 2005
Page 22
--------------------------------------------------------------------------------

QUARTERLY REVIEW
-------------------------------------------------------------------------------------------------------------------------------
(CDN$ THOUSANDS,
EXCEPT PER UNIT AMOUNTS)                        2005                               2004                              2003
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL                                   Q2           Q1         Q4          Q3         Q2         Q1         Q4         Q3
Revenue before royalties               251,596      238,054    232,112     230,769    233,307    205,594    182,558    184,166
     Per unit (1)                         1.32         1.26       1.23        1.23       1.26       1.12       1.04       1.11
Cash flow                              121,808      141,965    106,935     110,835    122,249    108,014     89,617     87,511
     Per unit  (1)                        0.64         0.75       0.57        0.59       0.66       0.59       0.51       0.53
Net income   (5)                        73,215       38,646    112,995      38,897     50,338     39,460     53,492     40,785
     Per unit - basic  (5) (6)            0.39         0.21       0.61        0.21       0.28       0.22       0.31       0.25
     Per unit - diluted                   0.38         0.20       0.60        0.21       0.27       0.22       0.31       0.25
Cash distributions                      84,468       83,867     83,531      83,178     82,053     81,215     78,603     73,890
     Per unit (2)                         0.45         0.45       0.45        0.45       0.45       0.45       0.45       0.45
Total assets (8)                     2,427,463    2,303,948  2,304,998   2,316,297  2,309,599  2,278,608  2,281,775  2,251,273
Total liabilities (8)                  895,179      785,776    755,650     804,603    768,073    752,166    730,039    886,887
Net debt outstanding (4)               366,216      254,252    264,842     220,500    220,074    284,001    262,071    412,686
Weighted average units (thousands)(3)  187,388      186,224    185,539     184,675    181,949    180,283    171,993    163,334
Units outstanding and issuable at
period end (thousands)                 191,329      189,609    188,804     188,185    187,296    183,980    182,777    167,531
-------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and geophysical               2,659        1,262        867         828      1,373      2,320      2,846      1,171
Drilling and completions                33,465       36,042     39,125      42,553     24,867     37,942     37,738     31,661
Plant and facilities                     8,703       14,495      6,183      11,668      7,282     15,956     15,512     11,917
Other capital                              652          721      1,480         394        605        341      1,418        391
Total capital expenditures              45,479       52,520     47,655      55,443     34,127     56,559     57,515     45,140
Property acquisitions
(dispositions), net                     78,721        3,668     (1,036)     (5,345)   (53,412)     1,574     (3,693)   (81,166)
Corporate acquisitions (7)              62,456           --     41,449          --     30,560         --         --        258
Total capital expenditures and net
acquisitions                           186,656       56,188     88,068      50,098     11,275     58,133     53,822   (35,768)
-------------------------------------------------------------------------------------------------------------------------------
OPERATING
Production
     Crude oil (bbl/d)                  22,046       21,993     22,969      22,496     22,720     23,663     22,851     23,522
     Natural gas (Mmcf/d)              173,116      176,073      174.7       177.4      186.7      174.5      180.8      182.0
     Natural gas liquids (bbl/d)         3,962        4,072      4,097       4,034      4,313      4,323      4,140      4,105
     Total (boe/d 6:1)                  54,860       55,410     56,179      56,096     58,147     57,075     57,120     57,968
Average prices
     Crude oil ($/bbl)                   58.37        53.63      49.48       51.00      47.43      40.41      35.21      35.33
     Natural gas ($/mcf)                  7.42         7.20       6.82        6.65       6.99       6.64       5.85       5.64
     Natural gas liquids ($/bbl)         46.13        46.57      43.72       42.30      38.22      32.30      30.14      30.92
     Oil equivalent ($/boe) (9)          50.40        47.74      44.91       44.72      44.09      39.58      34.78      34.53
-------------------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High                                     20.30        20.40      17.98       17.38      15.74      15.74      14.87      13.88
Low                                      16.88        16.55      14.80       15.02      14.28      13.50      13.31      12.51
Close                                    19.94        18.15      17.90       16.85      15.35      15.64      14.74      13.55
Average daily volume (thousands)           605          895        456         384        337        502        395        551
===============================================================================================================================
(1) Based on weighted average trust units plus units issuable for exchangeable shares at period end.
(2) Based on number of trust units outstanding at each cash distribution date.
(3) Excludes trust units issuable for outstanding exchangeable shares.
(4) Total current and long-term debt net of working capital. Net debt excludes commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5) Net income and net income per unit have been restated due to the retroactive application of the change in accounting policies relating to non-controlling interest that was implemented in 2004.
(6) Net income in the basic per trust unit calculation has been reduced by interest in the convertible debentures.
(7) Represents total consideration for the corporate acquisition prior to working capital and future income tax liability assumed on acquisition.
(8) Total assets and total liabilities have been restated for the retroactive application of change in accounting policy for asset retirement obligations.
(9) Includes other revenue.

News Release - August 3, 2005
Page 23
--------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
As at June 30 and December 31 (unaudited)

($CDN thousands)                                                                 2005                    2004
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                         $           --           $       4,413
     Accounts receivable                                                       88,310                  72,881
     Prepaid expenses                                                          13,779                   9,878
--------------------------------------------------------------------------------------------------------------
     Commodity and foreign currency contracts (Note 6)                          1,303                  22,294
                                                                              103,392                 109,466
Reclamation fund                                                               22,280                  21,294
Property, plant and equipment                                               2,144,199               2,016,646
--------------------------------------------------------------------------------------------------------------
Goodwill                                                                      157,592                 157,592
Total assets                                                           $    2,427,463           $   2,304,998
==============================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                          $      120,391           $     103,572
     Cash distributions payable                                                28,286                  27,893
     Current portion of long-term debt (Note 4)                                 8,579                   8,715
--------------------------------------------------------------------------------------------------------------
     Commodity and foreign currency contracts (Note 6)                         45,718                  26,336
                                                                              202,974                 166,516
Long-term debt (Note 4)                                                       311,049                 211,834
Other long-term liabilities (Note 5)                                            5,085                   3,893
Asset retirement obligations (Note 7)                                          81,093                  73,001
Future income taxes (Note 8)                                                  294,978                 300,406
--------------------------------------------------------------------------------------------------------------
Total liabilities                                                             895,179                 755,650
--------------------------------------------------------------------------------------------------------------

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 9)                                              35,381                  35,967

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 10)                                         1,968,232               1,926,351
     Contributed surplus (Note 11)                                              4,591                   6,475
     Accumulated earnings                                                     990,668                 878,807
     Accumulated cash distributions (Note 13)                              (1,466,588)             (1,298,252)
--------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,496,903               1,513,381
Total liabilities and unitholders' equity                              $    2,427,463           $   2,304,998
==============================================================================================================
See accompanying notes to consolidated financial statements

News Release - August 3, 2005
Page 24
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
For the three and six months ended June 30 (unaudited)

                                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                      JUNE 30                       JUNE 30
($CDN THOUSANDS, EXCEPT PER UNIT AMOUNTS)                        2005          2004           2005         2004
-----------------------------------------------------------------------------------------------------------------
                                                                 Restated (Note 2)            Restated (Note 2)
REVENUE
     Oil, natural gas, natural gas liquids and sulphur sales  251,596       233,307        489,650      438,901
     Royalties                                                (51,643)      (45,713)       (96,482)     (84,470)
-----------------------------------------------------------------------------------------------------------------
                                                              199,953       187,594        393,168      354,431
     Realized (loss) on commodity
          and foreign currency contracts (Note 6)             (27,232)      (17,973)       (34,546)     (31,528)
     Unrealized gain (loss) on commodity
          and foreign currency contracts (Note 6)              26,314        (8,975)       (40,373)     (30,167)
-----------------------------------------------------------------------------------------------------------------
                                                              199,035       160,646        318,249      292,736
-----------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation                                             3,781         3,610          7,367        7,439
     Operating                                                 36,672        35,158         67,113       68,680
     General and administrative - cash                          7,347         5,406         13,513       10,285
     General and administrative - non-cash (Notes 11 and 12)    1,906         1,210          3,888        4,055
     Interest on long-term debt                                 3,335         4,773          6,474        7,391
     Depletion, depreciation and accretion                     62,566        59,719        125,027      118,331
     Loss on foreign exchange                                   3,082         4,352          4,108        5,052
-----------------------------------------------------------------------------------------------------------------
                                                              118,689       114,228        227,490      221,233
Income before taxes                                            80,346        46,418         90,759       71,503
Capital taxes                                                    (337)         (737)          (987)      (1,400)
Future income tax (expense) recovery (Note 8)                  (5,600)        5,500         23,900       21,200
-----------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                     74,409        51,181        113,672       91,303
Non-controlling interest (Note 9)                              (1,194)         (843)        (1,811)      (1,505)
-----------------------------------------------------------------------------------------------------------------
Net income                                                     73,215        50,338        111,861       89,798
-----------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period                     917,453       687,764        878,807      648,304
-----------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                           990,668       738,102        990,668      738,102
=================================================================================================================

-----------------------------------------------------------------------------------------------------------------
Net income per unit (Note 14)
     Basic                                                       0.39          0.28           0.60         0.50
     Diluted                                                     0.38          0.27           0.58         0.48
=================================================================================================================
See accompanying notes to consolidated financial statements.

News Release - August 3, 2005
Page 25
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and six months ended June 30 (unaudited)

                                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                      JUNE 30                       JUNE 30
($CDN THOUSANDS)                                                 2005         2004             2005        2004
----------------------------------------------------------------------------------------------------------------
                                                                 Restated (Note 2)             Restated (Note 2)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                     73,215       50,338          111,861      89,798
Add items not involving cash:
     Non-controlling interest                                   1,194          843            1,811       1,505
     Future income tax expense (recovery)                       5,600       (5,500)         (23,900)    (21,200)
     Depletion, depreciation and accretion                     62,566       59,719          125,027     118,331
     Non-cash (gain) loss on commodity                        (26,314)       5,697           40,373      22,172
           and foreign currency contracts (Note 6)
     Unrealized loss on foreign exchange                        2,926        6,664            3,999       7,607
     Amortization of commodity and foreign currency
           contracts                                               --        3,278               --       7,995
     Non-cash trust unit incentive compensation (Note 11
           and 12)                                              2,621        1,210            4,603       4,055
----------------------------------------------------------------------------------------------------------------
Funds from operations                                         121,808      122,249          263,774     230,263
----------------------------------------------------------------------------------------------------------------
Expenditures on site restoration and reclamation               (1,041)        (407)          (2,088)     (1,337)
Change in non-cash working capital                              7,150       73,884           (5,033)     78,756
----------------------------------------------------------------------------------------------------------------
                                                              127,917      195,726          256,653     307,682
----------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of long-term debt, net                                90,129        2,217           95,163      14,668
Issue of trust units                                           11,842        8,195           14,901      13,639
Trust unit issue costs                                            (11)         (16)             (13)        (16)
Cash distributions paid                                       (73,667)     (74,841)        (148,712)   (148,363)
Change in non-cash working capital                             (1,811)     (67,687)              36     (67,928)
----------------------------------------------------------------------------------------------------------------
                                                               26,482     (132,132)         (38,625)   (188,000)
----------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Corporate acquisition, net of cash received  (Note 3)         (42,182)         (60)         (42,182)        (60)
Acquisition of petroleum and natural gas properties           (81,525)        (830)         (85,369)     (2,509)
Proceeds on disposition of petroleum and natural gas
    properties                                                  2,804       54,242            2,980      54,347
Capital expenditures                                          (49,737)     (40,791)         (97,591)   (100,651)
Net reclamation fund contributions                               (412)        (517)            (986)     (2,193)
Changes in non-cash working capital                            16,653       (4,968)             707      (5,850)
----------------------------------------------------------------------------------------------------------------
                                                             (154,399)       7,076         (222,441)    (56,916)
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   --       70,670           (4,413)     62,766
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     --        4,391            4,413      12,295
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           --       75,061               --      75,061
================================================================================================================
See accompanying notes to consolidated financial statements.

News Release - August 3, 2005
Page 26
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2004 Annual Report.

2.   RESTATEMENT OF PRIOR PERIODS DUE TO CHANGES IN ACCOUNTING POLICIES

     As at December 31, 2004, the Trust adopted the following new accounting policy that required restatement of prior periods. The following explains the impact of this restatement on the Trust's previously reported financial statements for the second quarter of 2004.

        EXCHANGEABLE SECURITIES - NON-CONTROLLING INTEREST

        On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which requires that exchangeable securities issued by a subsidiary of an income trust be reflected as either non-controlling interest or debt, as appropriate, in the consolidated balance sheet unless they meet certain criteria. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest or debt, as appropriate. The exchangeable shares issued by ARL, a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of Unitholders' equity. Previously, the exchangeable shares were reflected as a component of Unitholders' equity.

        In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $35.4 million and $36 million, respectively, in the Trust's consolidated balance sheet as at June 30, 2005 and December 31, 2004. Consolidated net income has been reduced for net income attributable to the non-controlling interest of $1.8 million and $1.5 million, respectively, for the first six months of 2005 and 2004. Opening accumulated earnings for 2004 were decreased by $11.2 million for the cumulative net income attributable to the non-controlling interest, Unitholders' equity was reduced by $25.1 million and non-controlling interest on the consolidated balance sheet increased by $36.3 million. The new accounting policy resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares. There was no change to net income per basic trust unit as a result of this change in accounting policy.

News Release - August 3, 2005
Page 27
--------------------------------------------------------------------------------


3.   ACQUISITION OF ROMULUS EXPLORATION INC.

     On June 30, 2005, the Trust acquired all of the issued and outstanding shares of Romulus Exploration Inc. ("Romulus") - for total consideration of $42.2 million. The allocation of the purchase price and consideration was paid as follows:

     NET ASSETS ACQUIRED
     ---------------------------------------------------------------------------
         Working capital deficit                                    $    (1,359)
         Property, plant and equipment                                   62,456
         Asset retirement obligation                                       (443)
         Future income taxes                                            (18,472)
     ---------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                      $    42,182
     ===========================================================================

     CONSIDERATION PAID
     ---------------------------------------------------------------------------
         Cash and fees paid                                         $    42,182
     ---------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                       $    42,182
     ===========================================================================

     Pursuant to EIC-124, the acquisition of Romulus did not meet the necessary criteria in order to be classified as a business. Therefore, the acquisition has been accounted for as an asset acquisition.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $44 million and the associated tax basis of $9 million.


4.   LONG-TERM DEBT
                                                      JUNE 30,      DECEMBER 31,
     ---------------------------------------------------------------------------
                                                          2005             2004
     Revolving credit facilities
         Working capital facility                  $    95,343       $      290
     Senior secured notes
         8.05% USD Note                                 34,317           33,701
         4.94% USD Note                                 36,768           36,108
     Long-term notes
         4.62% USD Note                                 76,600           75,225
         5.10% USD Note                                 76,600           75,225
     ---------------------------------------------------------------------------
     Total debt outstanding                        $   319,628       $  220,549
     ---------------------------------------------------------------------------
     Current portion of debt                             8,579            8,715
     ---------------------------------------------------------------------------
     Long-term debt                                $   311,049       $  211,834
     ===========================================================================

News Release - August 3, 2005
Page 28
--------------------------------------------------------------------------------


5.   OTHER LONG-TERM LIABILITIES

                                                                      JUNE 30,         DECEMBER 31,
     -----------------------------------------------------------------------------------------------
                                                                          2005                 2004
     Retention bonuses                                          $        2,000            $   2,000
     Accrued long-term incentive compensation                            3,085                1,893
     -----------------------------------------------------------------------------------------------
     Total other long-term liabilities                          $        5,085            $   3,893
     ===============================================================================================

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2006 and August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at June 30, 2005 (see Note 12). This amount is payable in 2007 through 2008.


6.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

     Following is a summary of all derivative contracts in place as at June 30, 2005:

     --------------------------------------------------------------------------------------------
     FINANCIAL WTI CRUDE OIL CONTRACTS
                                         VOLUME        SWAP    BOUGHT PUT    SOLD PUT   SOLD CALL
     TERM                   CONTRACT      BBL/D     US$/BBL       US$/BBL     US$/BBL     US$/BBL
     --------------------------------------------------------------------------------------------
     2005
     Jul 05 - Jul 05        3 Way(1)      1,000          --         47.32       44.00       63.00
     Jul 05 - Jul 05        3 Way(1)      1,000          --         47.32       44.00       60.00
     Jul 05 - Dec 05           3 Way        500          --         34.00       30.00       41.75
     Jul 05 - Dec 05            Swap      4,000       28.95            --          --          --
     Jul 05 - Dec 05      Put Spread      2,000          --         47.05       29.00          --
     Jul 05 - Dec 05      Put Spread      1,000          --         46.65       33.00          --
     Jul 05 - Dec 05      Put Spread      3,500          --         46.36       30.00          --
     Sep 05 - Sep 05      Put Spread      1,000          --         47.32       29.00          --
     Aug 05 - Aug 05           3 Way      1,000          --         47.32       29.00       60.00
     Aug 05 - Aug 05           3 Way      1,000          --         47.32       29.00       62.00
     Sep 05 - Sep 05           3 Way      1,000          --         47.32       29.00       65.00
     Oct 05 - Dec 05      Put Spread      2,000          --         47.32       29.00          --
     --------------------------------------------------------------------------------------------
     2005 WEIGHTED AVERAGE               13,000       28.95         46.07       30.45       54.41
     --------------------------------------------------------------------------------------------

     2006
     Jan 06 - Mar 06      Bought Put      2,000          --         50.00          --          --
     Jan 06 - Jun 06      Put Spread      2,000          --         50.00       40.00          --
     --------------------------------------------------------------------------------------------
     2006 WEIGHTED AVERAGE                1,485          --         50.00       40.00          --
     =============================================================================================
     (1)  Includes additional embedded sold put at US$29 (CDN $35.54).

News Release - August 3, 2005
Page 29
--------------------------------------------------------------------------------


     FINANCIAL AECO NATURAL GAS CONTRACTS
                                         VOLUME        SWAP    BOUGHT PUT    SOLD PUT   SOLD CALL
     TERM                   CONTRACT       GJ/D     CDN$/GJ       CDN$/GJ     CDN$/GJ     CDN$/GJ
     --------------------------------------------------------------------------------------------
     2005
     Jul 05 - Oct 05           3 Way     10,000          --          6.00        5.00        8.00
     Jul 05 - Oct 05           3 Way      5,000                      6.50        5.50        7.55
     Jul 05 - Oct 05           3 Way      5,000          --          6.50        5.50        8.00
     Jul 05 - Oct 05          Collar     10,000          --          6.42          --        8.00
     Jul 05 - Oct 05      Bought Put      5,000          --          6.75          --          --
     Jul 05 - Oct 05      Bought Put     10,000          --          6.85          --          --
     Jul 05 - Oct 05      Bought Put     10,000          --          6.99          --          --
     Jul 05 - Oct 05      Bought Put     10,000          --          7.42          --          --
     Jul 05 - Oct 05          Collar     10.000          --          6.65          --        8.00
     Jul 05 - Jul 05          Collar     10,000          --          6.65          --        8.00
     Jul 05 - Jul 05          Collar     10,000          --          6.63          --        8.25
     Aug 05 - Aug 05          Collar     10,000          --          6.65          --        8.00
     Aug 05 - Aug 05          Collar     10,000          --          6.63          --        8.75
     Sep 05 - Sep 05          Collar     10,000          --          6.65          --        8.25
     Sep 05 - Sep 05          Collar     10,000          --          6.63          --        8.25
     Oct 05 - Oct 05          Collar     10,000          --          6.65          --       10.00
     Oct 05 - Oct 05      Bought Put     10,000          --          6.63          --          --
     Nov 05 - Dec 05      Bought Put     10,000          --          8.00          --          --
     --------------------------------------------------------------------------------------------
     2005 WEIGHTED AVERAGE               66,821                      6.75        5.25        8.11
     --------------------------------------------------------------------------------------------

     2006
     Jan 06 - Mar 06      Bought Put     10,000          --          8.00          --          --
     --------------------------------------------------------------------------------------------
     2006 WEIGHTED AVERAGE                2,466                      8.00          --          --
     --------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS NYMEX CONTRACTS
                                         VOLUME        SWAP    BOUGHT PUT    SOLD PUT   SOLD CALL
     TERM                   CONTRACT    MMBTU/D   US$/MMBTU     US$/MMBTU   US$/MMBTU   US$/MMBTU
     --------------------------------------------------------------------------------------------
     2005
     Jul 05 - Oct 05          Collar     10,000          --          6.50          --        8.00
     Jul 05 - Oct 05          Collar     10,000          --          6.50          --        8.00
     --------------------------------------------------------------------------------------------
     2005 WEIGHTED AVERAGE               13,370          --          6.50          --        8.00
     --------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS AECO BASIS CONTRACTS
                                         VOLUME        SWAP
     TERM                   CONTRACT    MMBTU/D   US$/MMBTU
     --------------------------------------------------------------------------------------------
     2005
     Jul 05 - Oct 05            Swap     10,000     (0.865)
     Jul 05 - Oct 05            Swap     10,000     (0.840)
     --------------------------------------------------------------------------------------------
     2005 WEIGHTED AVERAGE               13,370     (0.853)
     --------------------------------------------------------------------------------------------

News Release - August 3, 2005
Page 31
--------------------------------------------------------------------------------


     FINANCIAL FOREIGN EXCHANGE CONTRACTS

                                           VOLUME           SWAP            SWAP
     TERM                   CONTRACT       MM US$       CDN$/US$        US$/CDN$
     ---------------------------------------------------------------------------
     USD SALES CONTRACTS
     2005
     Jul 05 - Oct 05            Swap         15.9         1.2384          0.8075
     Jul 05 - Dec 05            Swap         17.9         1.2153          0.8228
     Jul 05 - Dec 05            Swap         27.1         1.2115          0.8254
     Jul 05 - Dec 05            Swap         14.3         1.2169          0.8218
     Jul 05 - Dec 05            Swap         21.4         1.2000          0.8333
     ---------------------------------------------------------------------------
     TOTAL AND 2005 WEIGHTED AVERAGE         96.6         1.2149          0.8231
     ---------------------------------------------------------------------------

     2006
     Jan 06 - Jun 06            Swap          6.5         1.2115          0.8254
     Jan 06 - Jun 06            Swap          6.5         1.2000          0.8333
     Jan 06 - Jun 06            Swap          9.0         1.2240          0.8170
     Jan 06 - Jun 06            Swap         15.1         1.2395          0.8068
     ---------------------------------------------------------------------------
     TOTAL AND 2006 WEIGHTED AVERAGE         37.1         1.2239          0.8171
     ---------------------------------------------------------------------------

     USD PURCHASE CONTRACTS
     2005
     ---------------------------------------------------------------------------
     Jul 05 - Dec 05            Swap          8.1         1.1966          0.8357

     FINANCIAL ELECTRICITY CONTRACTS(1)

                                           VOLUME           SWAP
     TERM                   CONTRACT          MWH       CDN$/MWH
     ---------------------------------------------------------------------------
     Jul 05 - Dec 10            Swap          5.0          63.00
     ---------------------------------------------------------------------------
     (1) Contracted volume is based on a 24/7 term.

     FINANCIAL INTEREST RATE CONTRACTS (1)

                        PRINCIPAL FIXED ANNUAL SPREAD ON

     TERM                   CONTRACT       MM US$       RATE (%)     3 MO. LIBOR
     ---------------------------------------------------------------------------
     Jul 05 - Apr 14            Swap         30.5           4.62        38.5 bps
     Jul 05 - Apr 14            Swap         32.0           4.62          38 bps
     ---------------------------------------------------------------------------
     TOTAL AND ANNUAL WEIGHTED AVERAGE       62.5           4.62        38.2 BPS
     ---------------------------------------------------------------------------

     (1) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.

     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A realized loss of $0.3 million for the first six months of 2005 on the electricity contract has been included in operating costs. The fair value unrealized gain on the electricity contract of $2.4 million has not been recorded on the consolidated balance sheet at June 30, 2005.

     The Trust has entered into interest rate swap contracts to manage the Company's interest rate exposure on debt instruments. These contracts have been designated as effective accounting hedges on the contract date. A realized gain of $0.6 million for the first six months of 2005 on the interest rate swap contracts has been included in interest expense. The fair value unrealized gain on the interest rate swap contracts of $0.2 million has not been recorded on the consolidated balance sheet at June 30, 2005.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for as assets and liabilities in the consolidated balance sheet based on their fair values.

News Release - August 3, 2005
Page 31
--------------------------------------------------------------------------------


     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges:

                                                                           JUNE 30, 2005           JUNE 30, 2004
     ------------------------------------------------------------------------------------------------------------
     Fair value, beginning of period (1)                               $          (4,042)    $           (14,575)
     Fair value, end of period (1)                                               (44,415)                (36,747)
     ------------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                             (40,373)                (22,172)
     Realized losses in the period                                               (34,546)                (31,528)
     Amortization of crystallized hedging gains                                       --                   3,464
     Amortization of opening mark to market loss                                      --                 (11,459)
     ------------------------------------------------------------------------------------------------------------
     Loss on commodity and foreign currency contracts (1)              $         (74,919)    $           (61,695)
     ============================================================================================================

                                                                           JUNE 30, 2005       DECEMBER 31, 2004
     ------------------------------------------------------------------------------------------------------------
     Commodity and foreign currency contracts liability                $         (45,718)    $           (26,336)
     Commodity and foreign currency contracts asset                    $           1,303     $            22,294
     ============================================================================================================

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

     At June 30, 2005, the fair value of the contracts that were not designated as accounting hedges was a loss of $44.4 million. The Trust recorded a loss on commodity and foreign currency contracts of $74.9 million and $61.7 million in the statement of income for the first six months of 2005 and 2004, respectively. This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges.

7.   ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the movement in the Asset Retirement Obligation balance:

                                                                          JUNE 30, 2005      DECEMBER 31, 2004
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                         $      73,001            $    66,657
      Increase in liabilities in the period                                       7,668                  4,996
      Liabilities settled in the period                                          (2,088)                (3,232)
      Accretion expense                                                           2,512                  4,580
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                               $      81,093            $    73,001
     ==========================================================================================================

8.   INCOME TAXES

     The future income tax expense of $5.6 million in the second quarter of 2005 included an expense of $9 million due to the unrealized gain of $26.3 million on commodity and foreign currency contracts. In the second quarter of 2004, the future income tax recovery of $5.5 million included a recovery of $3.5 million for the $10 million unrealized loss on commodity and foreign currency contracts. For the first six months of 2005, the Trust recorded a future income tax recovery of $23.9 million which included a recovery of $13.8 million due to the unrealized loss of $40.4 million on commodity and foreign currency contracts.

     The Trust's future tax rate applicable to temporary differences currently approximates 34 per cent.

9.   EXCHANGEABLE SHARES

     ARL EXCHANGEABLE SHARES                                    JUNE 30, 2005                    JUNE 30, 2004
     ----------------------------------------------------------------------------------------------------------
     Balance at beginning of period                                     1,784                            2,011
     EXCHANGED FOR TRUST UNITS (1)                                       (117)                             (84)
     Balance, end of period                                             1,667                            1,927
     EXCHANGE RATIO, END OF PERIOD                                    1.75594                          1.58199
     Trust units issuable upon conversion, end of period                2,927                            3,049
     ==========================================================================================================
     (1) During the first six months of 2005, 116,669 ARL exchangeable shares were converted to trust units at an average exchange ratio of 1.72901.

News Release - August 3, 2005
Page 32
--------------------------------------------------------------------------------


     Following is a summary of the non-controlling interest for June 30, 2005 and December 31, 2004:

                                                                                JUNE 30,          DECEMBER 31,
                                                                                    2005                  2004
     ----------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                         $      35,967      $         36,311
     Reduction of book value for conversion to trust units                        (2,397)               (4,295)
     Current period net income attributable to non-controlling interest            1,811                 3,951
     ----------------------------------------------------------------------------------------------------------
     Non-controlling interest, end of period                               $      35,381      $         35,967
     ----------------------------------------------------------------------------------------------------------
     Accumulated earnings attributable to non-controlling interest         $      16,950      $         15,139
     ==========================================================================================================

10.  UNITHOLDERS' CAPITAL

                                                          JUNE 30, 2005                  DECEMBER 31, 2004
     ----------------------------------------------------------------------------------------------------------
                                                     NUMBER OF                       NUMBER OF
     TRUST UNITS ISSUED                            TRUST UNITS              $      TRUST UNITS               $
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                      185,822      1,926,351          179,780       1,843,112
     Issued for properties                                  --             --            2,032          30,500
     Issued on conversion of ARL
         exchangeable shares (Note 9)                      202          2,397              363           4,295
     Issued on exercise of employee rights (Note 11)     1,239         19,573            1,751          20,672
     Distribution reinvestment program                   1,139         19,924            1,896          27,924
     Trust unit issue costs                                 --            (13)              --            (152)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                            188,402      1,968,232          185,822       1,926,351
     ==========================================================================================================

11.  TRUST UNIT INCENTIVE RIGHTS PLAN

     A summary of the changes in rights outstanding under the plan is as follows:

                                                                               WEIGHTED              AVERAGE
                                                                                 NUMBER             EXERCISE
                                                                              OF RIGHTS             PRICE ($)
     ---------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                 3,009               10.92
     Exercised                                                                   (1,239)              11.46
     Cancelled                                                                      (74)              11.20
     ---------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                                   1,696               11.09(1)
     Reduction of exercise price                                                     --               (0.36)
     ---------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       1,696               10.73(1)
     =========================================================================================================
     (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

     The Trust recorded compensation expense of $3.5 million for the first six months of 2005 and 2004 for the cost associated with the rights. The compensation expense was based on the fair value of rights issued after January 1, 2003 which were outstanding in the first quarter of 2005 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 270,332 rights have been cancelled and 1,290,641 rights have been exercised to June 30, 2005.

     The following table reconciles the movement in the contributed surplus balance:

     CONTRIBUTED SURPLUS                                                  JUNE 30, 2005      DECEMBER 31, 2004
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                         $       6,475            $     3,471
     Compensation expense                                                         3,481                  5,171
     Net benefit on rights exercised (1)                                         (5,365)                (2,167)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                               $       4,591            $     6,475
     ==========================================================================================================
     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

News Release - August 3, 2005
Page 33
--------------------------------------------------------------------------------


12.  WHOLE TRUST UNIT INCENTIVE PLAN

     For the six months ended June 30, 2005, the Trust recorded a change in compensation liability relating to the Whole Trust Unit Incentive Plan of $1.5 million. The compensation liability was based on the June 30, 2005 trust unit closing price of $19.94, distributions of $0.15 per unit per month during the quarter, and management's estimate of the number of Restricted Trust Units ("RTU") and Performance Trust Units ("PTU") to be issued on maturity. The following table summarizes the RTU and PTU movement for the six months ended June 30, 2005.

                                                                              NUMBER OF              NUMBER OF
                                                                                  RTU'S                  PTU'S
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                   224                    128
     Granted                                                                        226                    211
     Exercised                                                                      (78)                    --
     Forfeited                                                                       (8)                    (6)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                         364                    333
     ===========================================================================================================

13.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, funds from operations, before changes in non-cash working capital, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, and debt repayments. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                                                                  THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                        JUNE 30                     JUNE 30
     -----------------------------------------------------------------------------------------------------------
                                                                    2005        2004           2005        2004
     -----------------------------------------------------------------------------------------------------------
     Funds from operations before changes in
         non-cash working capital                                121,808     122,249        263,774     230,263
     Add (deduct):
         Cash withheld to fund capital expenditures              (35,663)    (34,128)       (88,183)    (59,251)
         Reclamation fund contributions and
              interest earned on fund                             (1,677)     (1,842)        (3,395)     (3,518)
         Discretionary debt repayments                                --      (4,225)        (3,860)     (4,225)
     -----------------------------------------------------------------------------------------------------------
     Cash distributions (2)                                       84,468      82,054        168,336     163,269
     Accumulated cash distributions, beginning of period       1,382,120   1,049,490      1,298,252     968,275
     -----------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period             1,466,588   1,131,544      1,466,588   1,131,544
     ===========================================================================================================
     Cash distributions per unit (1)                                0.45        0.45           0.90        0.90
     Accumulated cash distributions per unit,
         beginning of period                                       14.69       12.89          14.24       12.44
     -----------------------------------------------------------------------------------------------------------
     ACCUMULATED CASH DISTRIBUTIONS PER UNIT,
         END OF PERIOD                                             15.14       13.34          15.14       13.34
     ===========================================================================================================
     (1) Cash distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
     (2) Cash distributions include non-cash amounts of $10 million ($7 million - 2004) and $19 million ($15 million - 2004) for the three and six months ended June 30, 2005, respectively. These non-cash amounts relate to the distribution reinvestment program.

News Release - August 3, 2005
Page 34
--------------------------------------------------------------------------------


14.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per trust unit has been determined based on the following:

                                                                  THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                        JUNE 30                     JUNE 30
                                                                    2005     2004(4)           2005     2004(4)
     -----------------------------------------------------------------------------------------------------------
     Weighted average units(1)                                   187,388     181,949        186,810     181,118
     Trust units issuable on conversion of exchangeable shares(2)  2,927       3,049          2,927       3,049
     Dilutive impact of rights(3)                                  1,671       1,604          1,917       1,840
     -----------------------------------------------------------------------------------------------------------
     Diluted trust units                                         191,986     186,602        191,654     186,007
    ============================================================================================================
    (1)  Weighted average trust units excludes trust units issuable for exchangeable shares.
    (2)  Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
    (3)  All outstanding rights were dilutive and therefore none have been excluded in the diluted trust unit calculation.
    (4)  2004 weighted average trust units have been restated to exclude trust units issuable for exchangeable shares in accordance with retroactive change in accounting policy for non-controlling interest.

15.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments due by period as at June 30, 2005:

     ($ MILLIONS)                               2005      2006-2007     2008-2009     THEREAFTER       TOTAL
     --------------------------------------------------------------------------------------------------------
     Debt repayments (1)                         8.6          127.2            36          147.8       319.6
     Operating leases                            2.4            4.9           4.2            2.1        13.6
     Purchase commitments                        3.9            3.4           2.7            8.0        18.0
     Retention bonuses                           1.0            2.0            --             --         3.0
     Derivative contract premiums (2)           17.2            3.4            --             --        20.6
     --------------------------------------------------------------------------------------------------------
     Total contractual obligations              33.1          140.9          42.9          157.9       374.8
     ========================================================================================================
     (1) Includes long-term and short-term debt.
     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (See Note 6).

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.


16.  RECLASSIFICATION

     Certain information provided for prior years has been reclassified to conform to the presentation applied in 2005.


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.6 billion. The Trust currently produces approximately 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust unit trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - August 3, 2005
Page 35
--------------------------------------------------------------------------------


Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
   Telephone: (403) 503-8600   Fax: (403) 509-6417   Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9
                             www.arcenergytrust.com